United States securities and exchange commission logo





                              October 28, 2021

       Dvir Cohen
       Chief Executive Officer
       Memic Innovative Surgery Ltd.
       6 Yoni Netanyahu Street
       Or Yehuda 6037604
       Israel

                                                        Re: Memic Innovative
Surgery Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed September 30,
2021
                                                            File No. 333-259925

       Dear Mr. Cohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-4

       Cover Page

   1. Given that the Nasdaq listing condition is waivable, please revise the cover page to prominently disclose
that shareholders will not have certainty at the time they vote regarding whether the
Memic ordinary shares will be listed on a national securities exchange following the
business combination. Also, revise the risk factor on page 80 to reflect that the Nasdaq
listing condition may be waived.
       Industry and Market Data , page 2

   2. Please amend your disclosure to clarify that you are liable for the market and industry data you included in your
registration statement.
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
October 28,NameMemic
            2021       Innovative Surgery Ltd.
October
Page 2 28, 2021 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
The Parties to the Business Combination, page 17

3. Please disclose Memic's history of net losses and lack of commercial revenue in this summary section. Additionally, please ensure that this summary section includes disclosure that Memic has only performed clinical trials with the Hominis Surgical
         System, but has not yet formally installed a device with any customers for commercial purposes.
Interests of MTAC's Directors and Officers in the Business Combination, page 19

4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material. We note your
         disclosure on page 84 that the Sponsor, its directors and officers, and their respective affiliates have incurred significant out-of-pocket expenses in connection with performing due diligence on suitable targets for business combinations and the negotiation of the
         Business Combination.
5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
6. According to Article 10 of MTAC's Amended and Restated Articles of Incorporation, the
         corporate opportunities doctrine appears to have been waived. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
7. You disclose that "certain officers and members of the MTAC board also participate in arrangements that may provide them with other interests in the Business Combination that are different from yours, including, among others, arrangements for the continued service as directors of Memic following the consummation of the Business Combination." Please detail all of these conflicts in this section and specifically note which members of the
         MTAC board will continue to serve as directors of Memic following the consummation of the Business Combination.
Selected Unaudited Condensed Combined Pro Forma Financial Information Introduction, page 27

8.       You indicate that the Business Combination will be accounted for as a reverse
         recapitalization. In light of the terms of the transaction as well as your anticipated accounting disclosures on pages 24 and 130, we assume you will account for the Business
         Combination as a recapitalization. Please revise or revise accordingly.
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
October 28,NameMemic
            2021       Innovative Surgery Ltd.
October
Page 3 28, 2021 Page 3
FirstName LastName
Pro Forma Condensed Combined Balance Sheet, page 30

9. Please revise the total equity of MTAC historical equity to agree with the their balance sheet on page F-29. Please also revise your Pro-Forma Adjustments column to reflect an adjustment to equity as a result of reclassifying the $223,516 Class A common stock subject to possible redemption to equity.
Adjustments to Unaudited Pro Forma Condensed Balance sheet
(A) Cash, page 35

10. Please revise your pro forma adjustment A to include the $28,342 of transaction costs as a cash adjustment rather than reflecting those costs as an adjustment to other accounts payable and accrued expenses. In this regard, we believe this will result in a more appropriate depiction of your pro forma cash balance.
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
35

11. We note that you have currently excluded the potential effect of the price adjustment rights from your pro forma financial statements. Upon completion, please provide us with your analysis, including reference to the appropriate authoritative literature which supports your accounting. Ensure you disclose the total number of
         Memic shares that may be issued as a result of the price adjustment rights, how such number was determined and how you determined the quantitative impact to your equity or your liabilities. Please also address the accounting impact, if any, related to the automatic reduction of the price adjustment rights as discussed on the bottom of page 28.
(G) and (U) Transaction Costs, page 36

12. Please expand your disclosures to identify the nature of the transaction costs incurred by
         Memic. Separately identify and quantify those costs that are specific incremental costs to the transaction. Please note that transaction costs that are not specific incremental costs must be reflected in your pro forma statement of operations rather than offset against additional paid in capital. See Rule 11-02(a)(6)(i)(B) and address the need to revise your adjustments accordingly.
(N) Stock Split, page 37

13. Please expand your disclosures to present the actual share information used to calculate the .53 split factor. In addition, in light of the fact that this split factor is subject to change, please tell us what consideration was given to providing a sensitivity analysis of how a change in the split factor would impact your pro forma share and per share information.
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
October 28,NameMemic
            2021       Innovative Surgery Ltd.
October
Page 4 28, 2021 Page 4
FirstName LastName
(R) Additional Paid in Capital, page 37

14. With reference to Rule 11-02(a)(6)(B), please reflect the $5,475 Other MTAC transaction expenses as an adjustment to your Pro Forma Statements of Operations rather than an adjustment to Additional Paid in Capital.
Note 4. Earnings (Loss) Per Share, page 39

15. We note you are including outstanding vested options of Memic ordinary shares with low exercise price post stock split and outstanding Memic phantom options post stock split in your determination of Memic weighted average shares outstanding. With reference to the terms of your capital restructuring, please confirm that these options and phantom options will be converted into Memic ordinary shares and quantify the resulting number of ordinary shares these security holders will receive. If they will not be converted as part of your capital restructuring, please explain your basis for including these shares in your pro forma earnings per share.
16. Please quantify all instruments not included in your computation of pro forma diluted net loss per share because they are anti-dilutive, including price adjustment shares, warrants, and stock options.
Comparative Per Share Data, page 40

17. With reference to MTAC's $5,000,003 stockholders'' equity as presented on page F-29 and
         MTAC's 30,560,811 shares outstanding, please correct the $7.48 MTAC book value per share.
Cautionary Statement Regarding Forward-Looking Statements, page 41

18. We note that you do not undertake any obligation to revise forward-looking statements.
         Please revise your disclosure to clarify that under certain circumstances, applicable law may require you to update such statements.
Risk Factors
Memic's articles of association to be effective upon consummation of the Merger provide that unless Memic consents otherwise..., page 77

19. We note your disclosure on this page that the exclusive forum provision is intended to apply to claims arising under Israeli Law and would not apply to claims brought pursuant to the Securities Act or the Exchange Act or any other claim for which federal courts would have exclusive jurisdiction. We also note your disclosure on page 247 that federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
         Please provide risk factor disclosure concerning this exclusive forum provision for
         Securities Act claims. This revised disclosure should include all warnings that accompany your disclosure on pages 247 to 248 and also highlight that your exclusive forum
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
October 28,NameMemic
            2021       Innovative Surgery Ltd.
October
Page 5 28, 2021 Page 5
FirstName LastName
         provision may result in increased costs for investors to bring a claim.
Risks Related to Ownership of the Combined Company, page 79

20. Please provide risk factor disclosure concerning the fact that MTAC Shareholders will acquire a minority ownership interest in the combined company and therefore will exercise less influence over management.
The engagement of Raymond James by both Memic and MTAC in connection with the Business
Combination may give rise to a potential conflict..., page 85

21. We note that Raymond James performed additional services after the IPO and part of the
         IPO underwriting fee was deferred and conditioned on completion of a business combination. Please quantify the aggregate fees payable to Raymond James that are contingent on completion of the business combination.
Risks Related to Redemption, page 97

22. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Redemption Rights, page 100

23. We note that Founder Shares will not have redemption rights with respect to such shares.
         Please describe any consideration provided in exchange for this agreement.
24. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Background of the Business Combination, page 104

25. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction with Memic, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

                the material terms for any proposals and subsequent proposals and counter offers;
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
October 28,NameMemic
            2021       Innovative Surgery Ltd.
October
Page 6 28, 2021 Page 6
FirstName LastName
                negotiation of the transaction documents and the parties involved; and
                valuations.
26. Please provide a brief summary of the interests of MTAC officers and directors had in
         Memic when it is first discussed with Foley & Lardner in March 2021.
27. We note in the last paragraph on page 107 that Memic provided a counter to the initial
         Memic valuation proposed by MTAC. Please disclose the initial valuation proposed by
         MTAC and the counter proposal.
28. Disclose the proposed terms MTAC provided Memic on June 14, 2021 in its initial draft of the Business Combination Agreement and explain how the terms changed during the course of your negotiations.
Opinion of MTAC's Financial Advisor, page 116

29. Please provide a clear explanation as to the reason the fairness opinion was obtained.
Unaudited Prospective Financial Information, page 126

30. You indicate that certain of the measures included in the prospective financial information may be considered non-GAAP financial measures. Please identify these measures and explain how they differ from GAAP.
31. We note that you have presented revenue and gross margin prospective financial information for Memic. Please clarify whether the prospective financial information prepared by management of Memic included other financial information. If so, please present such information. If not, please expand your disclosures to address the limitations of reviewing revenue and gross margin information without associated operating costs and financing costs.
Certain Material U.S. Federal Income Tax Considerations, page 132

32. Please have counsel provide a tax opinion addressing the tax consequences to U.S. holders of MTAC common stock who exercise redemption rights and who hold shares at the time of the Business Combination or provide us your analysis as to why you do not believe such an opinion is required. The tax opinion should address and express a conclusion for each material federal tax consequence. For additional guidance concerning assumptions and opinions subject to uncertainty, refer to Staff Legal Bulletin No. 19.
Overview, page 167

33. We note your reference to clinical studies that have demonstrated that transvaginal hysterectomies result in fewer complications, better clinical outcomes, shorter postsurgical recovery time and minimal significant scarring. Please clarify who conducted the clinical studies and when they were completed.
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
October 28,NameMemic
            2021       Innovative Surgery Ltd.
October
Page 7 28, 2021 Page 7
FirstName LastName
Competitive Strengths, page 169

34.      We note your disclosure on page 170 that "[t]he Hominis Surgical
System costs
         significantly less to manufacture than other systems, so Memic should be able to sell it for considerably less than other systems are sold for." Please disclose which specific systems to which you are referring and the basis for this statement.
35. We note disclosure regarding the entry into new markets and internationally. Please disclose what additional development and regulatory approvals are required to use your system in additional indications, procedures and foreign markets, and the timing for such development and approvals. Please also clarify whether the approved use for the 6N in single site, natural orifice laparoscopic-assisted transvaginal benign surgical procedures is a subset of the $1.6 billion TAM for gynecologic surgeries. Intellectual Property, page 184

36. Please clarify the specific products, product groups and technologies to which the patents discussed in this section relate.
Security Ownership of Certain Beneficial Owners and Management , page 264

37. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Hartree
         Partners, LP.
Memic Innovative Surgery Ltd. Financial Statements
Consolidated Balance Sheets, page F-3

38. Please revise to disclose the number of shares authorized, issued and outstanding for your ordinary shares on the face of the balance sheet. Refer to Rule 5-02 of Regulation S-X.
         Please also revise to disclose the number of ordinary shares either in the equity statement or in the notes to the financial statements as required by ASC 505-10-50-2.
39. We note your disclosures in Note 8 on page F-19 that due to the contingent redemption feature you have classified the redeemable convertible shares outside of permanent equity. However, your shareholders' equity total includes the $44,167 associated with these shares. Please revise your balance sheet presentations accordingly. Address this comment as it relates to your Statements of Changes in Redeemable Convertible Preferred
         Shares and Shareholders' Equity (Deficiency) and ensure your presentation clearly reflects the fact that your redeemable convertible shares are not part of shareholders' equity
         (deficit). Please also revise your historical balance sheet column presented in the pro forma financial statements on page 30 and your book value per share as presented in the
         Comparative Per Share table on page 40.
 Dvir Cohen
FirstName LastNameDvir
Memic Innovative SurgeryCohen
                         Ltd.
Comapany
October 28,NameMemic
            2021       Innovative Surgery Ltd.
October
Page 8 28, 2021 Page 8
FirstName LastName
Note 8.B. Redeemable Convertible Preferred Shares and Shareholders' Equity, page F-15

40. Please include in the table here the dollar amount for each preferred issuance, with the total balance agreeing to the amount presented for the redeemable convertible preferred shares on the balance sheet.
Note 8.E. Share-Based Compensation, page F-19

41. With reference to their specific terms, please expand your disclosures to address how you account for your Phantom Share Option Plan. Tell us the authoritative literature you relied on.
Note 15. Net Loss Per Share Attributable to Ordinary Shareholders, page F-25

42.      We have the following comments on your net loss per share information;
             With reference to the specific terms of the preferred shares, please expand your disclosures to provide your basis for your accounting for the preferred share dividends. Also, show us how you have calculated the amounts presented;
             Revise your consolidated statement of operations to present the preferred share dividends and net loss attributable to common shares. Refer to SAB Topic 6.B; and
             You indicate in Note 2.Q on page F-11 that shares issuable for little or no cash consideration are considered outstanding ordinary shares and included in the computation of basic net loss per ordinary share as of the date that all necessary conditions have been satisfied. Please identify these securities and with reference to their terms, please explain the appropriateness of including these in your basic and diluted EPS calculation.
Note 17. Subsequent Events, page F-26

43. Please disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Li Xiao at 202-551-4391 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact
Dillon Hagius at 202-551-7967 or Christopher Edwards at 202-551-6761 with any other questions.
 Dvir Cohen
Memic Innovative Surgery Ltd.
October 28, 2021
Page 9

                                             Sincerely,
FirstName LastNameDvir Cohen
                                             Division of Corporation Finance
Comapany NameMemic Innovative Surgery Ltd.
                                             Office of Life Sciences
October 28, 2021 Page 9
cc:       Robert Grossman
FirstName LastName